Exhibit 4.2
DESCRIPTION OF
COMMON STOCK
The following description of Corcept’s common stock is a summary. This summary is subject to the General Corporation Law of the State of Delaware (the “DGCL”) and the complete text of Corcept’s amended and restated certificate of incorporation (the “certificate of incorporation”) and amended and restated bylaws (the “bylaws”), filed as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K. We encourage you to read that law and those documents carefully.
Common Stock
General
The certificate of incorporation authorizes 280,000,000 shares of common stock, $0.001 par value per share.
Voting Rights
Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, provided, however, that except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to the certificate of incorporation. No holder of our common stock has cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.
Dividends
Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.
Liquidation
In the event of Corcept’s liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Corcept’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.
Rights and Preferences
Holders of common stock have no preemptive rights or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.
Fully Paid and Non-assessable
All outstanding shares of common stock are fully paid and non-assessable.
Annual Stockholder Meetings
The certificate of incorporation and bylaws provide that annual stockholder meetings will be held at such place, on such date and at such time as designated by resolution of the board of directors from time to time. To the extent permitted under applicable law, we may but are not obligated to conduct meetings by remote communications, including by webcast.
Anti-Takeover Effects of Provisions
Some provisions of Delaware law and the certificate of incorporation and bylaws could make the following transactions difficult: acquisition by means of a tender offer; acquisition by means of a proxy contest or otherwise; or removal of incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the best interests of Corcept, including transactions that might result in a premium over the market price for shares of common stock.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control to first negotiate with Corcept’s board of directors. We believe that the benefits of protection to Corcept’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Corcept outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute
Section 203 of the DGCL prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock and a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.
Undesignated Preferred Stock
Under our amended and restated certificate of incorporation, our board of directors has the authority, without action by our stockholders, to designate and issue up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our common stock without further action by our stockholders and may adversely affect the market price of our common stock. As of January 31, 2021, no shares of our preferred stock were outstanding.
Special Stockholder Meetings
The bylaws provide that a special meeting of stockholders may be called only by the chairman of the board of directors or secretary of Corcept at the request in writing of a majority of the board of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
The bylaws sets forth advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.
Composition of the Board of Directors; Election and Removal of Directors; Filling Vacancies
The size of the board of directors shall be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the board of directors. In any uncontested elections of directors, a director nominee for the board of directors will be elected by the affirmative vote of a majority of the votes cast with respect to such director by the shares represented and entitled to vote at a meeting of the stockholders for the election of directors at which a quorum is present, voting together as a single class. An incumbent director who is nominated for an uncontested election and fails to receive a majority of the votes present and voting for such director’s reelection would be required to tender his or her resignation to the board of directors.
In a contested election, a plurality voting standard will apply to director elections. The directors are elected until the expiration of the term for which they are elected and until their respective successors are duly elected and qualified.
The directors may be removed only by the affirmative vote of at least a majority of the holders of our then-outstanding common stock. Furthermore, any vacancy on the board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may be filled only by a majority vote of the board of directors then in office, even if less than a quorum, or by the sole remaining director. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Corcept, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Amendment of the Certificate of Incorporation and Bylaws
The amendment of any of the provisions in the certificate of incorporation requires approval by a stockholder vote by the holders of at least a majority of the voting power of the then outstanding voting stock. The bylaws may be amended by a majority of the board of directors or by the holders of at least sixty six and two thirds percent (66 2/3%) of the voting power of the then outstanding voting stock.

The provisions of the DGCL, the certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of Corcept. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Limitations of Liability and Indemnification Matters
The certificate of incorporation contains provisions that limit the liability of the directors and officers for monetary damages to the fullest extent permitted by Delaware law. Consequently, directors and officers are not personally liable to Corcept or its stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:
•any breach of the director’s or officer’s duty of loyalty to Corcept or its stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
•any transaction from which the director or officer derived an improper personal benefit.
Each of the certificate of incorporation and bylaws provides that we are required to indemnify the directors and officers, in each case to the fullest extent permitted by Delaware law. The bylaws also obligate us to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered into agreements to indemnify the directors, executive officers and other employees as determined by the board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding to the fullest extent permitted by applicable law. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Corcept also maintains directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in the certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against the directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against the directors and officers, even though an action, if successful, might benefit Corcept and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.
Stock Exchange Listing
Shares of common stock are listed on Nasdaq under the symbol “CORT.”
No Sinking Fund
The shares of common stock have no sinking fund provisions.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. The transfer agent and registrar’s address is 17 Battery Place, New York, NY 10004.